SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549
SCHEDULE 13E-3
(Rule 13e-100)
FINAL AMENDMENT
Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder
Ohio State Bancshares, Inc.

(Name of the Issuer)
Ohio State Bancshares, Inc.

(Name of Person(s) Filing Statement)
Common Shares, $10.00 par value

(Title of Class of Securities)
677531-10-5

(CUSIP Number of Class of Securities)
Gary E. Pendleton
President
Ohio State Bancshares, Inc.
111 South Main Street
Marion, Ohio 43302
740-387-2265

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)
Copy to:
David J. Mack, Esq.
Shumaker, Loop & Kendrick, LLP
North Courthouse Square
1000 Jackson Street
Toledo, Ohio 43604-5573
419-321-1396
This statement is filed in connection with (check the appropriate box):
☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☑	d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,852,500	$56.88

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$56.88

Form or Registration No.:	SC 13E3 / 005-55033

Filing Party:	Ohio State Bancshares, Inc.

Date Filed:	February 21, 2007

*	Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $1,852,500 of cash to be paid in lieu of issuing fractional shares to holders of less than one common share after the proposed reverse stock split, assuming the acquisition of approximately 19,500 shares of common stock for $95.00 per share in cash.

**	The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $1,852,500 by .0000307

SIGNATURE

Introduction
     This Final Amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13e-3 promulgated thereunder by Ohio State Bancshares, Inc. (the “Corporation”), an Ohio corporation. This Final Amendment amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2007 by the Corporation, as amended by the Amendment No. 1 to Schedule 13E-3 filed on April 16, 2007, the Amendment No. 2 to Schedule 13E-3 filed on May 11, 2007, and the Amendment No. 3 to Schedule 13E-3 filed on June 6, 2007. This Final Amendment is being filed pursuant to Rule 13e-3 as a final amendment to report the results of the Stock Splits (as defined below.)
     A Special Meeting of the Stockholders of Ohio State Bancshares, Inc. (the “Special Meeting”) was held on July 11, 2007 to vote on amendments to Ohio State Bancshares, Inc.’s Articles of Incorporation, as amended, whereby (a) the Corporation would effect a 1-for-150 reverse stock split of its common shares and, in lieu of issuing fractional shares to holders of less than one whole common share, stockholders holding less than 150 common shares immediately prior to the reverse split would receive cash in the amount of $95.00 for each pre-split common share and (b) immediately following the reverse stock split and the conversion of all fractional shares held by stockholders holding less than one whole common share after the reverse stock split into the right to receive cash in the amount of $95.00 per pre-split share, Ohio State Bancshares, Inc. would effect a 150-for-1 forward stock split of the common shares remaining outstanding after the reverse stock split. The reverse stock split and forward stock split are hereafter collectively referred to as the “Stock Splits.”
     The Company’s shareholders approved the Stock Splits with an affirmative vote of 64.8% of the Company’s outstanding common shares. On July 23, 2007, Certificates of Amendment to the Company’s Articles of Incorporation were filed with the Ohio Secretary of State to effect the Amendment, which Certificates of Amendment were effective upon filing (the “Effective Time”). Pursuant to the terms of the Stock Splits, at the Effective Time each share of common stock held by a shareholder of record who, as of the Effective Time held less than 150 shares, was converted into the right to receive $95.00 in cash per share from the Corporation.
     The Stock Splits reduce the record number of the Company’s common shareholders to below 300 and, concurrently with the filing of this Final Amendment, the Company is filing a Form 15 with the SEC to terminate the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”) and to suspend its reporting obligations with the SEC under the Act.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2007
OHIO STATE BANCSHARES, INC.
By:
		Name:	Gary E. Pendleton
		Title:	President